UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A publicly held company
CNPJ/MF. N.º 60.643.228/0001-21
NIRE 35.300.022.807

Call Notice
Extraordinary Shareholders’ General Meeting

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited to attend the Extraordinary Shareholders’ General Meeting to be held on July 29, 2011 at 12:00PM, at the Company’s headquarters located at Alameda Santos, n.º 1.357, 8th floor, Sala Mogno, in the City of São Paulo, State of São Paulo, to deliberate the following Agenda:

(a) Analyze, discuss and approve the Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company, dated of 4th July, 2011 (the “Protocol and Justification”), accompanied by other relevant documents, and take note of the opinion of the Company’s Fiscal Council;

(b) Ratify the appointment and retention of Baker Tilly Brasil – ES Auditores Independentes, as the specialized company responsible for the valuation of the net worth of Mucuri Agroflorestal S.A., based on its book value, and preparing the respective valuation report (the “Valuation Report”);

(c) Analyze, discuss and approve the Valuation Report;

(d) Approve the merger of Mucuri Agroflorestal S.A. into the Company, in accordance with the terms and conditions established in the Protocol and Justification, without increasing the capital of the Company, with the extinction of Mucuri Agroflorestal S.A.; and

(e) Authorize the Company’s management to take all the measures necessary for the consummation of the merger of Mucuri Agroflorestal S.A. into the Company.

1. Copies of the documents to be discussed in this General Meeting (including information on the specialized company responsible for the Valuation Report, as required by article 21 of CVM Instruction 481 of December 17, 2009) are available to shareholders at the Company’s headquarters and at the following websites: Company’s website (www.fibria.com.br/ri), the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br) and on the São Paulo Stock Exchange BM&FBovespa (www.bmfbovespa.com.br).

2. Holder of common nominal shares with no par value issued by the Company, their legal representatives or attorneys-in-fact may participate in the presently summoned meetings, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law no. 6.404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

- Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after July 26, 2011;

- Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after July 26, 2011;

- Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after July 26, 2011.

2.1. Up to 3 (three) business days before the date set for the General Meetings presently summoned, in accordance with Article 28, § 4, of the Bylaws, the Shareholder that will be represented by an attorney-in-fact must deposit at the headquarters of the Company the respective power of attorney. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/2° floor, 01419-908, São Paulo - SP.

2.2. If the Shareholder has not deposited the power of attorney in the time established in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meetings, as long as they present, by that date, the originals of the documents proving their powers.

São Paulo, July 14, 2011.

FIBRIA CELULOSE S.A.
José Luciano Duarte Penido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO